Exhibit 10.19

Five Below, Inc.

1616 Walnut Street, Suite 400

Philadelphia, PA 19103

October 14, 2010

Personal and Confidential

Thomas Vellios

Five Below, Inc.

1616 Walnut Street, Suite 400

Philadelphia, PA 19103

Re: Continuing Employment Terms

Dear Tom:

Reference is made to that certain letter agreement dated January 18, 2010 between you and Five Below, Inc. (the “Company”) regarding your continuing employment terms (the “2010 Letter Agreement”, which letter was an amendment and restatement of your prior letter agreement dated April 20, 2005). In connection with the Investment Agreement, dated as of September 1, 2010, (the “Investment Agreement”) by and among the Company and certain parties thereto, including the “Purchasers” (as such term is defined in the Investment Agreement), you and the Purchasers have agreed to a term sheet, dated September 1, 2010, (the “Term Sheet”), which sets forth the terms and conditions of your continued employment with the Company following consummation of the transaction contemplated by the Investment Agreement. This letter agreement memorializes the terms and conditions agreed to in the Term Sheet and shall become effective upon consummation of the transaction contemplated by the Investment Agreement (the “Effective Date”) and shall supersede and replace in its entirety the 2010 Letter Agreement. The terms and conditions of your continued employment with the Company following the Effective Date shall be as follows:

POSITION:	President and Chief Executive Officer.

COMPENSATION:	You will be paid an annual base salary of $600,000, payable in accordance with the Company’s regular payroll practices, which annual base salary will be subject to annual review for increase by the Company’s Board of Directors (the “Board of Directors”) or the Compensation Committee of the Board of Directors (the “Compensation Committee”). The Compensation Committee may, in its sole discretion, approve payment of bonuses to you.

EQUITY:	On the Effective Date, the Company Equity Incentive Plan (the “Equity Plan”) shall provide for an initial pool for which common shares of the Company may be issued equal to 7% of the fully diluted, as converted common shares of the Company, available at Closing (as defined in the Investment Agreement), as calculated pursuant to the

Investment Agreement, with 3% of the fully diluted, as converted common shares of the Company, available at Closing, as calculated pursuant to the Investment Agreement, held back for post-closing grants for the existing management team and new hires to be granted in the discretion of the Board of Directors.

You will be granted, on the Effective Date, an option to purchase 2% of the fully diluted, as converted common shares of the Company, available at Closing, as calculated pursuant to the Investment Agreement, under the Equity Plan, with terms and conditions set forth in the Non-Qualified Stock Option Agreement attached hereto as Exhibit B.

To the extent (i) you are terminated without “Cause” (as defined below) or you terminate your employment for “Good Reason” (as defined below), but excluding a termination of your employment due to your death or disability, and (ii) the Company has greater than $35.0m of EBITDA (A) in the fiscal year immediately preceding your termination of employment or (B) in the last twelve consecutive months immediately preceding the month during which your termination of employment occurs, you shall have, within sixty days following your termination of employment, the right to cause the Company to purchase, and the Company shall purchase, your “Rollover Shares” (as defined below) at a price per share equal to the per share fair market value at termination (as such fair market value is determined in good faith by the Board of Directors); provided, however, that if such valuation was not determined by an independent valuation firm and you object to the valuation determination of the Board of Directors, within ten days of such determination you may request in writing, and the Board of Directors shall retain, a valuation by an independent valuation firm selected by a majority of the Board of Directors, and such independent valuation firm shall determine the fair market value of the Rollover Shares, which determination shall be final and binding upon you, the Company and all interested persons for the purpose of this paragraph. Your put right shall expire upon an initial public offering of the Company’s common stock (an “IPO”). “Rollover Shares” shall mean the shares of common stock of the Company owned by you on the Effective Date, but does not include any of the shares of common stock of the Company acquired by you after the Effective Date, either by exercise of your options or otherwise.

BENEFITS:	You will be entitled to continue to receive the benefits which you currently enjoy (other than the loans offered to you by the Company), and you will participate in the most favorable health and welfare plans and tax qualified retirement plans available to other employees of the Company, subject to the terms of those plans.

SEVERANCE:	If the Company terminates your employment without “Cause”, or if you resign your employment with “Good Reason,” you will be entitled to:

	*	payment of an amount equal to the greater of (i) your annual base salary on the date of such termination or (ii) except to the extent a reduction of annual base salary was approved by you in writing, such higher annual base salary that was in effect prior to your termination of employment, for 12 months following such termination (24 months if any such event occurs after a “Change of Control Transaction”), in each case, payable in accordance with the Company’s regular payroll practices and commencing on the first payroll date of the Company following the thirtieth (30th) day of the termination of your employment (the “First Payroll Date”). The portion of the severance pay that would have been paid to you during the period between the termination of your employment and the First Payroll Date had no thirty-day delay been required will be paid to you in a lump sum on the First Payroll Date and thereafter the remaining portion of the severance pay will be paid without delay as provided in this paragraph; and

	*	(a) monthly payments equal to the applicable monthly premium for COBRA continuation coverage for so long as you are receiving such continuation coverage up to 18 months after such termination, commencing on the First Payroll Date; provided that the portion of the COBRA premiums paid by you during the period between the termination of your employment and the First Payroll Date, if any, had no thirty-day delay been required will be paid to you in a lump sum on the First Payroll Date; provided, further, that each monthly payment paid to you pursuant to this clause (a) shall be grossed up for Federal, state and local ordinary income taxes and payroll taxes imposed as a result of such payments (but not additional taxes imposed under the Internal Revenue Code of 1986, as amended (the “Code”)), and (b) if you remain on COBRA coverage for the entire 18-month period, the Company will make additional monthly payments to you for the 6-month period immediately following the expiration of the 18-month COBRA period equal to the amount of premiums that you would have paid had you been eligible for continued coverage under COBRA. The monthly payments described in clauses (a) (including the gross-up payment) and (b) above shall be made on the Company’s first payroll date of the applicable month. Each gross-up payment shall be calculated based on the highest marginal tax rate for federal ordinary income taxes and payroll taxes and the highest marginal tax rate applicable to ordinary income for the taxing state and local jurisdiction in which you reside at the time such payroll is calculated (after giving effect to the tax benefit, if any, applicable for deductions of taxes paid to any other taxing jurisdiction).

For this purpose:

“Cause” means (a) conviction of (or the entry of a plea of guilty or nolo contendere to) a crime that prevents you from effectively managing the Company or that has a material, adverse effect on the reputation or business activities of the Company, (b) gross negligence, dishonesty, misappropriation of funds or other willful misconduct in the course of employment that has a material, adverse effect on the reputation or business activities of the Company, or (c) substance abuse, including abuse of alcohol or use of controlled drugs (other than in accordance with a physician’s prescription).

“Change of Control Transaction” means a “Change in Control” as such term is defined in the Company Equity Incentive Plan (as it exists from time to time); provided, however, that (a) in no event shall the corporate transaction contemplated by the Investment Agreement be deemed a “Change of Control Transaction” for purposes of this letter agreement and (b) any change to the definition of “Change in Control” that is less favorable to you will not apply to this letter agreement without your consent.

“Good Reason” means (a) a material, adverse change in your title, authority, responsibilities or duties, (b) a reduction or other material adverse change in your base salary or benefits, (c) a requirement that you report to anyone other than the Board of Directors, (d) a relocation of your principal offices by more than 25 miles, or (e) any other Company willful action or inaction that constitutes a material breach by the Company of this letter agreement; provided, that, no event described in this paragraph shall constitute “Good Reason” unless (i) you provide written notice of the event within the 60-day period following the occurrence of such Good Reason event, and (ii) the

Company has not cured such event within 30 days of receipt of such notice. For the avoidance of doubt, Good Reason shall not exist hereunder unless and until the thirty-day cure period following receipt by the Company of your written notice expires and the Company shall not have cured such circumstances, and in such case your employment shall terminate for Good Reason if you provide notice to the Company within 15 days following the expiration of such thirty-day cure period that you wish to resign on account of “Good Reason,” and your termination date shall become effective on the first business day following the end of your 15 day notice period.

Notwithstanding the foregoing, all severance benefits will be contingent upon your execution of a fully effective and non-revocable general release of claims against the Company and its affiliates, in substantially the form attached hereto as Exhibit A, within 30 days following the termination of your employment, which release will be provided to you within five days of the termination of your employment.

SECTION 280G
OF THE CODE	To the extent the common stock of the Company is not publicly traded on the relevant date, if any payment or benefit you would receive pursuant to a contemplated Change of Control Transaction would constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code, the Company shall use commercially reasonable efforts to seek to obtain the approval of the shareholders of the Company of any such “excess parachute payments” in a manner intended to be compliant with the provisions of Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code. To the extent that you are already entitled to any such payment or benefit, the foregoing shall apply to the extent you waive and forfeit your right to such payment or benefit.

NONCOMPETE/
NONSOLICITATION:	In consideration for entering into this letter agreement, including, without limitation, the compensation to be paid to you hereunder, you agree that during your employment by the Company and (i) for the applicable period following termination during which you are eligible to receive salary continuation if your employment is terminated without Cause, or if you resign your employment with Good Reason, or (ii) for the 18-month period from the date of the termination of your employment with the Company for any other or for no reason, you will not, either directly or indirectly, on your own behalf or in the service of, together with or on behalf of any other person; (a) own, manage, engage in, operate, control, work for, consult with, render services for, do business with, maintain any interest in (proprietary, financial or otherwise) or participate in the ownership, management, operation or control of, any business, whether in corporate, proprietorship or partnership form or otherwise, that sells at retail products (1) predominantly to children, teens and pre-teens, (2) that are the same as or substantially similar to products that are sold or are planned to be sold by the Company during the period in which you are employed by the Company and (3) at fixed price points of $10.00 or less anywhere in the United States or in any other country in which the Company sells or plans to sell such products at such fixed price points during the period in which you are employed by the Company (a “Competitive Business”); provided, however, that the restrictions contained in this clause (a) shall not restrict the acquisition by you, directly or indirectly, of less than 2% of the outstanding capital stock of any publicly traded company engaged in a Competitive Business; or (b) solicit, recruit or attempt to solicit or recruit any employee of the Company; or (c) hire or attempt to hire any employee of the Company; provided, however that: (A) in the event that you terminate your employment with the Company for any reason other than on account of Good Reason, the restrictions in clause (c) shall terminate on the date that is 18 months from the date of such termination and (B) in the event that your employment is terminated by the Company for any or no reason or by you for Good Reason, the restrictions in clause (c) shall terminate on the date that is one (1) year from the date of such termination. Notwithstanding the foregoing the restrictions in each of clause (b) and clause (c) of the preceding sentence shall terminate upon the earlier of the completion of (x) an IPO or (y) a Change of Control Transaction. For purposes of this letter agreement, “planned to be sold” or “plans to sell” refers only to written plans that have been approved by the Board of Directors on or before the date of the termination of your employment with the Company.

You acknowledge that the restrictions in the immediately preceding paragraph (the “Restrictive Covenants”) are reasonable and necessary to protect the legitimate interests of the Company and its affiliates and that the duration and geographic scope of the Restrictive Covenants are reasonable given the nature of this letter agreement and the position you will hold within the Company. You further acknowledge that the Restrictive Covenants contained herein are distinct and separate from any restrictive covenants contained in the Investment Agreement. You further acknowledge that the Restrictive Covenants are included herein in order to induce the Company to enter into this letter agreement and that the Company would not have entered into this letter agreement in the absence of the Restrictive Covenants.

If any court determines that any of the Restrictive Covenants or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to modify such provision and, in its modified form, such provision shall then be enforceable.

NONDISCLOSURE:	All information about the Company and its business furnished by the Company or on the Company’s behalf to you, or otherwise obtained by you in connection with your employment with the Company, is referred to in this letter agreement as “Proprietary Information.” For purposes of this letter agreement, Proprietary Information: (i) shall include all documents which are prepared by you, including all correspondence, memoranda, notes, summaries, analyses, studies, models, extracts of and documents and records reflecting, based on or derived from Proprietary Information as well as all copies and other reproductions thereof, whether in writing or stored or maintained in or by electronic, magnetic or other means, media or devices; and (ii) shall not include information which is or becomes generally available to the public other than as a result of a disclosure by you. Unless otherwise agreed to in writing by the Company, you agree that you will keep all Proprietary Information confidential and not disclose or reveal any Proprietary Information to any person. You agree that you will, upon the Company’s request, promptly deliver to the Company all Proprietary Information in your possession or control.

SPECIFIC
ENFORCEMENT:	You acknowledge that any breach by you, willfully or otherwise, of the Restrictive Covenants will cause continuing and irreparable injury to the Company for which monetary damages would not be an adequate remedy. You shall not, in any action or proceeding to enforce any of the provisions of this letter agreement, assert the claim or defense that such an adequate remedy at law exists. In the event of any such breach by you, the Company shall have the right to enforce the Restrictive Covenants by seeking injunctive or other relief in any court, without any requirement that a bond or other security be posted, and this letter agreement shall not in any way limit remedies of law or in equity otherwise available to the Company. It is understood that any failure or delay by the Company in exercising any right, power or privilege hereunder shall not operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof.

SECTION 409A
COMPLIANCE:	Notwithstanding any provision to the contrary herein, no severance shall be paid pursuant to this letter agreement unless the termination of your employment constitutes a “separation from service” (as such term is defined in Treas. Reg. Section 1.409A-1(h), including the default presumptions).

To the maximum extent permitted under Section 409A of the Code (“Section 409A”), the severance payments and benefits payable under this letter agreement are intended to be exempt from Section 409A in reliance on the “separation pay exception” under Treas. Reg. Section

1.409A-1(b)(9)(iii). If any payment, compensation or other benefit provided to you in connection with the termination of your employment is determined by the Company, in whole or in part, not to be so exempt and to constitute “nonqualified deferred compensation” within the meaning of Section 409A and you are a specified employee as defined in Section 409A(a)(2)(B)(i), then such “nonqualified deferred compensation” will not be paid before (i) the first regularly scheduled payroll date following the sixth (6th) month after the termination of your employment or (ii) the first regularly scheduled payroll date following your death (the “New Payment Date”). The aggregate of any payments that otherwise would have been paid to you during the period between the date of termination and the New Payment Date will be paid to you in a lump sum on such New Payment Date. Thereafter, any payments that remain outstanding as of the day immediately following the New Payment Date will be paid without delay over the time period originally scheduled, in accordance with the terms of this letter agreement.

Notwithstanding the other provisions hereof, this letter agreement is intended to comply with the requirements of Section 409A, to the extent applicable, and this letter agreement shall be interpreted to avoid any penalty sanctions under Section 409A. Accordingly, all provisions herein, or incorporated by reference, shall be construed and interpreted to comply with Section 409A and, if necessary, any such provision shall be deemed amended to comply with Section 409A and regulations thereunder. If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under Section 409A, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed. In no event may you designate the calendar year of payment of any severance benefits payable to you under this letter agreement.

Notwithstanding anything to the contrary contained in this letter agreement, all reimbursements and in-kind benefits provided hereunder shall be made or provided in accordance with the requirements of section 409A of the Code, including, where applicable, the requirement that (i) any reimbursement shall be for expenses incurred during your lifetime, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a taxable year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the taxable year following the year in which the expense is incurred and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

ATTORNEYS FEES:	In connection with and promptly following the execution of this letter agreement, the Company shall reimburse you for the reasonable attorneys’ fees you incur in connection herewith, including any attorney’s fees incurred in connection with assisting the Company in explaining your obligations under this letter agreement.

MISCELLANEOUS:	You will continue to be an “at-will” employee who can resign or terminate your employment with the Company at any time. Likewise, the Company may terminate your employment at any time and for any reason whatsoever, with or without “Cause” or advance notice.

The Company will be entitled to withhold from any amounts to be paid or benefits provided to you hereunder any federal, state, local or foreign withholding, FICA contributions, or other taxes, charges or deductions which it is from time to time required to withhold. The Company will be entitled to rely on the advice of counsel if any question as to the amount or requirement of any such withholding shall arise.

As a Company employee, you will continue to be expected to abide by all Company rules and regulations.

Neither this letter agreement nor any of your rights, duties or obligations shall be assignable by you, nor shall any of the payments required or permitted to be made to you by this letter agreement be encumbered, transferred or in any way anticipated, except as required by applicable laws.

Any notice, request, instruction or other document given under this letter agreement shall be in writing and shall be addressed and delivered, in the case of the Company, to the Secretary of the Company at the principal office of the Company and, in your case, to your address as shown in the records of the Company or to such other address as may be designated in writing by either party.

This letter agreement shall be exclusively governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to conflicts of law doctrine.

The provisions of this letter agreement are severable and the invalidity of any one or more provisions shall not affect the validity of any other provision.

A waiver by either party of any breach of any provision of this letter agreement by the other party shall not operate or be construed as a waiver of any other or subsequent breach by the other party.

This letter agreement forms the complete statement of your employment terms with the Company, and supersedes any other agreements made to you by anyone, whether oral or written, including without limitation, the Term Sheet and the 2010 Letter Agreement. This letter agreement may not be amended or revised except by a writing signed by the parties.

This letter agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

[Signature Page Follows]

If you are in agreement with the foregoing, please execute this letter agreement at the signature line below and return an executed copy to my attention.

Very truly yours,

/s/ Kenneth R. Bull
Kenneth R. Bull
Senior Vice President, Finance

Accepted and agreed to by:

/s/ Thomas Vellios
Thomas Vellios

Date: October 14, 2010

EXHIBIT A

GENERAL RELEASE OF CLAIMS

A general release is required as a condition for receiving the severance payments described in the employment agreement between Five Below, Inc. (the “Company”) and Thomas Vellios (“you”) dated October 14, 2010, (the “Employment Agreement”); thus, by executing this general release (“General Release”), you, on your own behalf and on behalf of your heirs, estate and beneficiaries, generally release and forever discharge the Company, its predecessors, successors or assigns, affiliates, shareholders or members, and their respective managers, members, partners, officers, directors, agents and employees and each of their heirs, executors, successors and assigns (individually a “Released Party” and collectively the “Released Parties”) from any and all claims and causes of action of every kind, nature and description whatsoever, whether known, unknown or suspected to exist, which you ever had or may now have, against any of the Released Parties, arising out of or relating to your employment relationship with the Company, and/or your separation from that employment relationship, including but not limited to:

a. All claims arising out of or relating to the statements, actions, or omissions of the Released Parties.

b. All claims for any alleged unlawful discrimination, harassment, retaliation or reprisal, or other alleged unlawful practices arising under any federal, state, or local statute, ordinance, or regulation, including without limitation, claims under Title VII of the Civil Rights Act of 1964, as amended; the Civil Rights Act of 1866, the Age Discrimination in Employment Act of 1967, as amended (including the Older Workers Benefit Protection Act); the Americans with Disabilities Act of 1990, as amended; the Civil Rights Act of 1991; the Family and Medical Leave Act of 1993; the Equal Pay Act of 1963; the Worker Adjustment and Retraining Notification Act; the Employee Retirement Income Security Act of 1974; the Fair Credit Reporting Act; and any other federal, state or local anti-discrimination acts, state wage payment statutes and non-interference or non-retaliation statutes under any applicable state or local laws or ordinances or any other legal restrictions on the Released Parties’ rights.

c. All claims for alleged wrongful discharge; breach of contract; breach of implied contract; failure to keep any promise; breach of a covenant of good faith and fair dealing; breach of fiduciary duty; promissory estoppel; your activities, if any, as a “whistleblower”; defamation; infliction of emotional distress; fraud; misrepresentation; negligence; harassment; retaliation or reprisal; constructive discharge; assault; battery; false imprisonment; invasion of privacy; interference with contractual or business relationships; any other wrongful employment practices; and violation of any other principle of common law.

d. All claims for compensation of any kind, including without limitation, commission payments, bonus payments, vacation pay, expense reimbursements, reimbursement for health and welfare benefits, and perquisites including payments, benefits, and reimbursements; except as otherwise provided in the Employment Agreement.

e. All claims for back pay, front pay, reinstatement, other equitable relief, compensatory damages, damages for alleged personal injury, liquidated damages, and punitive damages.

f. All claims for attorneys’ fees, costs, and interest.

The foregoing release shall not extend to the following: (i) your rights to receive severance under the terms of the Employment Agreement; (ii) any rights you may have to receive vested amounts under any of the Company’s employee benefit plans and/or pension plans or programs; (iii) your rights to medical benefit continuation coverage, on a self-pay basis, pursuant to federal law (COBRA); (iv) any rights or claims that the law does not allow to be released and/or waived by private agreement; (v) any rights or claims that are based on events occurring after the date on which you sign this General Release; (vi) any rights or claims that you have relating to your outstanding equity rights to receive shares of common stock of the Company, as well as any shares of common stock of the Company that you own; (vii) any rights or claims to the “put” right set forth in the Employment Agreement with respect to your Rollover Shares and (viii) any claims to indemnification or insurance coverage, including but not limited to “D&O coverage”, that you may have with respect to any claims made or threatened against you in your capacity as a director, officer or employee of the Company. You acknowledge and agree that even though claims and facts in addition to those now known or believed by you to exist may subsequently be discovered, it is your intention to fully settle and release all claims you may have against the Released Parties, whether known, unknown or suspected.

It is further understood and agreed that you are waiving any right to initiate an action in state or federal court by you or on your behalf alleging discrimination on the basis of race, sex, religion, national origin, age, disability, marital status, or any other protected status or involving any contract or tort claims based on your termination from the Company. It is also acknowledged that your termination is not in any way related to any work-related injury.

This General Release shall be construed and enforced in accordance with, and governed by, the laws of the Commonwealth of Pennsylvania, without regard to principles of conflict of laws. If any clause of this General Release should ever be determined to be unenforceable, it is agreed that this will not affect the enforceability of any other clause or the remainder of this General Release.

You understand and agree that the compensation and benefits described in the Employment Agreement offer you consideration greater than that to which you would otherwise be entitled. You acknowledge that before entering into this agreement, you have had the opportunity to consult with any attorney or other advisor of your choice, and you have been advised to do so, and to the extent you deem appropriate, you have fully availed yourself of this right. You acknowledge that you have executed this General Release knowingly and voluntarily with full understanding of its terms and after having been advised and having had the opportunity to seek and receive advice and counsel from your attorney. You acknowledge that you have been given a period of at least 21 days within which to consider this General Release or have knowingly and voluntarily waived your right to do so. You understand that you may revoke this General Release during the seven days following the execution of this General Release by delivering notice to the Company. If no such revocation occurs, this General Release shall become effective on the eighth day following the execution of this General Release.

[Signature Page Follows]

I hereby state that I have carefully read this General Release and that I am signing this General Release knowingly and voluntarily with the full intent of releasing the Released Parties from any and all claims, except as set forth herein. Further, if signed prior to the completion of the 21 day review period, this is to acknowledge that I knowingly and voluntarily signed this General Release on an earlier date.

Date	Thomas Vellios

EXHIBIT B

STOCK OPTION AWARD AGREEMENT

[See Exhibit 10.23 to Form S-1 filed on April 17, 2012.]

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